J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

January 23, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:                    Suzanne Hayes

Re:                             Jounce Therapeutics, Inc.

Registration Statement on Form S-1

Registration File No. 333-215372

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Jounce Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 PM, Washington, D.C. time, on January 25, 2017 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 17, 2017:

(i)           Dates of distribution: January 17, 2017 through the date hereof

(ii)          Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)         Number of prospectuses furnished to investors: approximately 2,510

(iv)         Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 50

We, the undersigned, as representative of the several underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Acting on behalf of itself and the several underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Vice President